Exhibit 4.1

JOINT VENTURE CONTRACT

OF

QINGHAI SINOMINE RESOURCES

DEVELOPING LTD.

BETWEEN

CHINA MINMETALS CORPORATION
MINMETALS INVESTMENT DEVELOPMENT LTD.
AND
EAST ENERGY CORPORATION

  Feb.26 , 2007

Chapter 1  General Provisions

China Minmetals Corporation is a state-owned key enterprise in China. Minmetals Investment Development Ltd. is a limited liability company registered in Beijing, China according to Chinese law. East Energy Corporation is a listed company of Toronto Stock Exchange in Canada registered according to the laws of British Columbia, Canada. These three Parties each have their own relative competitive edge in the import and export of mining products, non-ferrous metal exploration and development, international capital market financing and capital operation.

The three Parties unanimously agree that they shall make full use of their respective advantages in their own areas of interest, such as the exploration and development of copper, gold, lead, zinc, coal and other mineral resources, for the purpose of long-term strategic cooperation in accordance with the principles of mutual benefit and complementary advantage.

As the first step of strategic cooperation, the three Parties believe that they should engage in an initial joint venture in China Minmetals Corporation's coal exploration, mining and coking project in Qinghai as an entry point for implementing long-term strategic cooperation in the future.

In accordance with the principles of equality and mutual benefit, and pursuant to the Law of the People's Republic of China on Chinese-Foreign Contractual Joint Ventures and other applicable laws and statutes, the three Parties shall, by way of share transfer, transform Qinghai Sinomine

Resources Developing Ltd. ("QSRD") into a Chinese-foreign contractual joint venture company with independent corporate standing, in consideration whereof the following agreement on this joint venture has been reached:

Chapter 2  Parties to the Contract

Article 1  The Parties to this Contract shall be:

Party A: China Minmetals Corporation, registered in Beijing City, China.

Legal Address: 5 Sanlihe Rd., Haidian District, Beijing

Legal Representative: Zhou Zhongshu (Position: President; Nationality: China)

Party B: Minmetals Investment Development Ltd., registered in Beijing City, China.

Legal Address: 5 Sanlihe Rd., Haidian District, Beijing

Legal Representative: Zhou Zhongshu (Position: Chairman of the Board; Nationality: China)

Party C: East Energy Corporation, Canada, registered in British Columbia, Canada.

Legal Address: 1980-1055 West Hastings Street, Vancouver, British Columbia, Canada

Legal Representative: Ken Cai (Position: Chairman of the Board; Nationality: Canada)

Chapter 3  Definition and Interpretation

Article 2  Definition

    Unless otherwise stated or established in the law and this Contract, the definitions and meanings of terms and names in this Contract shall be construed as follows:

(1) "Contract" refers to this Joint Venture Contract ("JV Contract"), including the Preamble and all Annexes.

(2) "Shares": Any and all shareholder's rights granted under Chinese law and the Articles of Association of the Joint Venture Company ("JV Company") enjoyed by the Transferors due to their contributions into the Company's Registered Capital and their Shareholder status. These rights include but are not limited to the rights to benefit from Company assets, participate in important decisions, and select management staff.

(3) "Equity" refer to the rights owned by any of the contractual Parties under the contractual agreement of the JV Company pursuant to Chapter 8 of this Contract. Such rights include investment contribution, terms of cooperation, earnings, profit distribution, sharing of risks and losses, method of operation and management, and vesting of property at the termination of the JV Company.

(4) "Business Licence" refers to the business licence issued to the JV Company by the PRC administrative authorities for industry and commerce or their authorized agencies.

(5) "Certificate of Approval" refers to the certificate of approval issued to the Parties by the PRC Ministry of Commerce or its authorized agencies for the incorporation of the JV Company according to the Contract.

(6) "Board of Directors" refers to the governing body of the JV Company composed of Directors appointed by the respective Parties in accordance with the Contract.

(7) "Directors" collectively refer to the Chairman, Vice Chairman and Directors of the Board duly appointed by the respective Parties.

(8) "Government" refers to the central and local governments of the People's Republic of China ("PRC"), including all government authorities and their authorized agencies.

(9) "Joint Venture Company" ("JV Company") refers to the joint venture company with independent corporate standing incorporated by the Parties according to Chapter 5 of this Contract pursuant to the Law of the People's Republic of China on Chinese-Foreign Contractual Joint Ventures.

(10) "Laws and regulations" refer to the PRC laws and regulations applicable to this Contract.

(11) "Month" refers to calendar month; "monthly" and "month" are considered to have the same denotation.

(12) "Parties" collectively refer to the joint venture parties of this Contract. A "Party" singularly refers to any one of the parties to this Contract.

Article 3 Headings

　　This Contract is divided into chapters, articles and clauses with respective headings for easy reference. These headings do not affect the understanding and interpretation of the Contract. Unless otherwise specified, the chapters, articles, clauses and annexes mentioned in this Contract refer to the chapters, articles, clauses and annexes herein.

Article 4 Precedence of the Effect of this Contract

　　In the event that this Contract is subject to different interpretation from the Articles of Association of the JV Company or any of the agreements, summaries or memorandums signed by the Parties before the signing of this Contract, the applicable content of this Contract shall prevail.

Article 5 Extension of Meaning

　　English singular can be regarded as plural if the context herein requires. All necessary English grammatical adjustments shall be made to the provisions of this Contract for the persons, terms or phrases with special definitions mentioned in this Contract according to the nature of such persons, terms or phrases.

Article 6 Time Calculation

　　Time periods are calculated in days, months and years. The starting day of a period shall not be included in the time calculation.

　　If the final day of an expiring period is a statutory holiday, the first day after the statutory holiday shall be considered the expiry date.

Article 7 Currency

　　Unless otherwise stated herein, all monetary amounts mentioned in this Contract shall be in RMB as legal tender.

Article 8 Severability

　　The terms and conditions of this Contract are severable. In the event that any article, clause or provision of this Contract is notified to be invalid or unenforceable, it shall not affect the binding powers of the rest of the articles, clauses or provisions of this Contract.

Chapter 4  Target Company

Article 9 QSRD is an incorporated limited liability company funded by Party A and Party B pursuant to Chinese laws and regulations, and registered with Qinghai Administrative Bureau for Industry and Commerce. The Company has a Registered Capital of RMB 43 million yuan. Its registered address is 9/F, Building C, 24 Shengli Road, Xining City, Qinghai Province. Its scope of business is the sale of mining products (except those specified as state special products) and engineering machinery. Its Legal Representative is Li Fuli.

Article 10 As shareholders, Party A and Party B jointly own the shares of QSRD. Their shareholding ratios are 40% and 60% respectively. Party A and Party B warrant that each has fulfilled its obligation of investment contribution. In other words, the total Registered Capital of QSRD, amounting to RMB 43 million yuan (￥43,000,000), has been fully contributed in cash.

Article 11 QSRD currently owns the following properties or is negotiating for the following projects:

(1) The Exploration Licence for "Qinghai Muli Coalfield Jiangcang Diggings II Exploratory Block" (Licence No.: 6300000510066) with 4.97 km2 explored area, 260,000,000 tonnes coking coal reserves by general survey and 190,000,000 tonnes of reserves by detailed survey.

(2) 26% shares in Qinghai Zhong'ao Energy Co. Ltd. ("Zhong'ao").

(3) Other assets (including cash, subject to Annex 6 "Audit Evaluation Report").

(4) The real estate equity of 9/F, Building C, 24 Shengli Road, Xining City with a construction area of approximately 900 m2. Title Certificate: 2006047849.

(5) The precious metal, non-ferrous metal and coal exploration and development projects already under discussion.

Article 12 Party A and Party B shall warrant that QSRD is legally incorporated with a legal, valid business licence, has completed all applicable procedures, and is in compliance with legal requirements on any and all businesses prior to the share transfer.

Party A and Party B shall warrant that QSRD has no other external business activities, liabilities or outside pledges other than its exploration and share participation in Zhong'ao.

Article 13 Based on the above, the Parties have confirmed through consultation that the value of QSRD shall be RMB 90 million yuan as of Feb.25 , 2007.

Chapter 5  Reorganization into a Chinese-Foreign Joint Venture Company

Article 14 Pursuant to the Law of the People's Republic of China on Chinese-Foreign Contractual Joint Ventures and other applicable Chinese laws and regulations, Party A, B and C agree to reorganize QSRD into a Chinese-foreign JV company by way of share transfer for the exploration and development of coal and other mineral resources.

Article 15 Party A, B and C have reached a consensus through consultation that Party A and Party B shall transfer their ownership of 49% of QSRD's shares to Party C, wherein 40% shall be transferred from Party A, and 9% from Party B.

After the completion of the share transfer, the share ratios of the Parties in QSRD shall be 51% for Party B and 49% for Party C.

Article 16 Based on the evaluation outcome of QSRD by a qualified asset evaluation agency jointly hired by the Parties, the Parties have agreed that the aforesaid total Share Transfer Price shall be RMB 44 million yuan. The Share Transfer Contract, once signed, shall only come into effect with the approval of the relevant EAA of the Parties.

Article 17 The Parties shall sign a separate Share Transfer Contract as part of this Contract. Payment of the share transfer price, time of payment, and other specific details of the transfer shall be agreed in Annex 5 "Share Transfer Contract".

Article 18 After the reorganization, the Chinese name of the JV

Company shall be "青海中地矿资源开发有限公司" (the "JV Company"). The tentative English name shall be "Qinghai Sinomine Resources Developing Ltd."

The legal address of the JV Company shall be 9/F, Building C, 24 Shengli Road, Xining City, Qinghai Province.

Article 19 The JV Company is a corporate enterprise incorporated in China under the applicable laws and regulations of China. All its business and administrative activities shall comply with the laws and statutes of the People's Republic of China.

Article 20 The JV Company shall take the form of a limited liability company.

Chapter 6 Business Scope and Purpose

Article 21 The purpose of the Parties in this Joint Venture is to jointly explore and develop coal and other mineral resources of mutual interest to the Parties (excluding minerals restricted for or prohibited from Chinese-foreign joint venture exploration and development under Chinese law) in a legal manner within Qinghai, China. The Parties agree to use this initial coal project as a starting point, and shall engage in further and more extensive cooperation in other mineral resources with the JV Company as a launch pad.

The mid-term and long-term development goals of the JV Company shall be in line with the mutual interests of the Shareholding Parties and the interests of Qinghai provincial and other local governments, and shall not contravene existing agreements of Party A, Party B and QSRD with Qinghai Province (see Annex 7).

Article 22 After the reorganization, the business scope of the JV Company shall be amended to exploration of mineral resources, capital construction of mines, and mining, dressing, smelting, processing and sale of mineral products, subject to official reply from applicable government authorities.

Chapter 7 Total Investment, Registered Capital and Contribution Method

Article 23 The total investment of the JV Company shall be RMB 43 million yuan (￥43,000,000).

Article 24 The registered capital of the JV Company shall be RMB 43 million yuan (￥43,000,000). The contribution ratios of B and C shall be 51% and 49% respectively.

Chapter 8 Share Ratio

Article 25 After the completion of the Share Transfer, Party B shall have 51%, and Party C 49% of the JV Company's equity.

Article 26 After the completion of industry and commerce registration procedures such as QSRD's change of shareholder procedure, the two Parties may choose one of the three following approaches to make further investment on QSRD as required for its subsequent coking, coal mining and refining projects, etc.:

1. The Party B and Party C may continue to invest according to their share ratios. The share ratios of Party B and C in the JV Company, respectively 51% and 49%, shall remain unchanged.

2. Party B and Party C may authorize their holding subsidiaries or affiliates to invest according to their share ratios. The share ratios of Party B and C in the JV Company, respectively 51% and 49%, shall remain unchanged. The rights and obligations of the involved Parties will be negotiated at that time.

3. If both Party B and its holding subsidiaries or affiliates fail to make further investment, after both Party’s negotiation and agreement, Party C may choose to make further investment unilaterally (assuming the continued investment amount to be X), at which point the share ratios of the two Parties in the JV Company shall be recalculated and adjusted in the following manner according to their actual contribution amount:

The share ratio of Party B in the JV Company shall be 4600/ (X+9000),

The share ratio of Party C in the JV Company shall be 4400/ (X+9000).

Under such circumstances, if the unilateral continued investment of Party C reaches the aggregate amount of 140 million yuan, the share ratios of the Party A and Party B in the JV Company shall undergo corresponding adjustment. After the aggregate investment amount of Party C has reached 140 million yuan, and furthermore the share ratio of

Party B to 20%, and Party C to 80%, if Party C is willing to make further investment, even if Party B no longer follow suit, Party C agrees that the share ratios of Party B in the JV Company shall remain at 20%, and shall not be diluted due to Party C's further unilateral investment. Under such circumstances, the subsequent investment of Party C (excluding the 44 million yuan share transfer price herein and 140 million yuan subsequent investment thereafter) may be fully contributed to the JV Company in the form of shareholder's loans. Party B agrees that Party C may charge appropriate interest on such loans, and that Party C shall have priority in achieving early recovery of the principal and interest of such loans from the distributable profits of the JV Company, unless such investment and loans of Party C contravene the Company Law of the People's Republic of China, the Law of the People's Republic of China on Chinese-Foreign Contractual Joint Ventures. or any other applicable laws and regulations.

4. Party B and Party C agree that, after the completion of the current 49% share transfer to Party C, if Party B may transfer its remaining 51% of the JV Company shares to Party C within this effective evaluation period, the total transfer price shall be 46 million yuan. However, Party C shall agree that Party B may retain 10% of its rights to distributable dividends of the JV Company. The share transfer for this part of shares will be negotiated by Party B and Party C at that time.

5. Above investment and share transfer must not contravene the Company Law of the People's Republic of China, the Law of the People's Republic of China on Chinese-Foreign Contractual Joint Ventures, or any other applicable laws and regulations, and will come into effect after being approved by the Chinese authorized organizations.

Article 27 In order to reflect the final results of the above adjustments to contribution ratios (i.e. the actual contribution ratios of the Parties in the total investment amount of the JV Company), the Parties shall forthwith (tentatively within 10 days after the contribution of investment that effects a change in share ratios) prepare and complete the required procedures (including obtaining government approval documents) for the transfer of JV Company equity of the non-contributing Parties to the contributing Party as quickly as possible.

Article 28 In the event that the share ratios are amended, the Board of Directors and Board of Supervisors of the JV Company shall undergo corresponding changes to reflect the change in share ratios. The amendment will be negotiated by Party B and Party C at that time.

Article 29 Under the premises of timely and full investment to the JV Company, any Party may sell or transfer part or all of its equity within its rights. Such sales or transfers shall require the agreement of the remaining Parties and be submitted to the original examination and approval authorities ("EAA") for approval.

Disposal of such equity shall meet the following agreed conditions:

1. Any other party, as a recipient of the transferred equity of the JV Company through the aforesaid arrangements, shall make warrant in writing to fulfill the terms and conditions of this Contract and to undertake relevant obligations and responsibilities in order to enjoy the rights thus received.

2. If any of the aforesaid equity disposal shall in fact prevent the remaining Parties from continuing the operation of the JV Company, or affect the Company's ability to carry on with its business, the Parties shall make warrant that without the unanimous approval of the Board of Directors, the sale or transfer of part or all of such equity shall be prohibited under such conditions.

3. In the event that any Party transfers or sells all or part of its equity to an investor other than the JV Company, the other remaining Party shall be entitled to pre-emption. Nonetheless, the sale or transfer of part or all of its equity by a Party to its controlling subsidiaries and affiliates shall not be bound by this Clause, but instead subject to prior notice to the other remaining Parties.

Chapter 9  Obligations of the Parties

Article 30 The joint and separate obligations of the Parties shall be:

1. The joint obligations of the Parties shall be:

(1) To fulfill their obligations in contributing their own investment and paying their Share Transfer Price pursuant to Article 10 and 17, and refrain from reducing the Registered Capital of the JV Company.

(2) To refrain from participating in or causing, and to prevent the JV Company's mine exploration rights or any part therein to be unfavourably altered, banned, revoked, rejected, renewed or delayed, or any other activity, behaviour, event or affair that may obstruct the JV Company from enjoying its mining rights.

(3) To adopt necessary confidentiality measures on and refrain from divulging the technological and business information of the Parties and the JV Company.

(4) Conduct business exchanges with fairness and good will.

(5) Handle relevant affairs entrusted by the JV Company.

2. Obligations of Party B:

(1) Assist the JV Company in arranging with the department of business and department of industry and commerce for all examination and approval procedures relevant to the Share Transfer, including but not limited to examination and approval and certificate of approval application at the department of business, and changes of shareholders, board directors, and business scope at the department of industry and commerce;

(2) Assist the JV Company in handling executive examination and approval procedures required for geological survey in areas of exploration rights, and in mediation with local government;

(3) Assist the JV Company in application and transfer of exploration rights registration;

(4) Assist the JV Company in applying for right of land use at the authorities for state land resources;

(5) Assist the JV Company in purchasing or renting office supplies, transportation and communication facilities in China;

(6) Assist the JV Company in implementing infrastructure such as water, electricity and transportation;

(7) Assist the JV Company in hiring local Chinese management staff,

technical staff, workers and all other required personnel;

(8) Assist foreign workers in applying for the required China entry visas, work permits and travel procedures;

(9) Assist the JV Company in establishing good working relationship with Qinghai provincial state land resources bureau and other relevant government authorities.

3. Obligations of Party C:

(1) Assist the JV Company to acquire and make use of advanced geological survey, mining, dressing and smelting technologies from Canada and other countries, and information on selling price and future trends of coal and other non-ferrous metal products in international markets;

(2) Make warrant that all information provided by Party A and Party B shall be kept confidential. In the event that such information is to be taken abroad, Party C shall comply with the confidential agreement and conduct applicable procedures required by the laws and regulations of China;

(3) Assist in the purchase of machinery equipment, materials and other affairs outside China for the benefit of the JV Company;

(4) Assist the JV Company in selecting and hiring technicians for the installation, calibration and test-operation, operation, and inspection required for imported equipment;

(5) Assist in the training arrangement for technicians and workers of the JV Company;

(6) Assist the JV Company in hiring foreign management staff, technicians and other required personnel;

(7) Assist in making arrangement for relevant personnel of the JV Company to travel outside China for inspection and study tours.

(8) Assist the JV Company in raising management quality through the use of advanced management methods.

Chapter 10  Board of Directors and Board of Supervisors

Article 31 The new Directors appointed by the Parties shall immediately assume their positions pursuant to the Articles of Association of the reorganized JV Company within 10 days of performing amendment procedures with the administrative authorities for industry and commerce and of obtaining a new business licence.

    Article 32 The Board of Directors shall consist of five Directors, three from Party B and two from Party C. A Director appointed by Party B shall assume the position of Chairman of the Board, a Director appointed by Party C shall assume the position of Vice Chairman. The terms of office of the Directors, Vice Chairman and Chairman shall be 3 years, subject to reappointment by their appointing Parties.

Article 33 The Board of Supervisors shall consist of three Supervisors, Party B shall be entitled to appoint two Supervisors, and Party C shall appoint one Supervisor. A Supervisor appointed by Party C shall be the Chief Supervisor. Directors of The Board, Managers and Chief Financial Officer shall not be appointed as Supervisors. The terms of office of the Supervisors and the Chief Supervisor shall be 3 years, subject to reappointment by their appointing Parties.

Article 34 The Board of Directors shall be the highest authority in the JV Company. It shall determine all important affairs of the JV Company. The powers it exercises shall include but not limited to:

1. Establish the rules and regulations of the JV Company according to business scope and purpose;

2. Examine and approve the purchase and transfer of mining rights of the JV Company;

3. Review feasibility reports of joint development and operation projects and determine whether to carry out such projects;

4. Examine and approve plans such as geological survey, mine construction, production and sales, annual business reports, and fund uses submitted by the General Manager;

5. Approve annual financial statements, budgets, and annual profit distribution plans;

6. Examine and approve major capital purchase plans submitted by the General Manager;

7. Decide on external investment, pledges and loans of the JV Company;

8. Decide on the halting and resumption of production, dissolution, reorganization, merger, discontinuation and period extension of the JV Company;

9. The form of merger, separation and change of organization of the JV Company;

10. Decide on the establishment of organizations under the Board of

Directors and business organizations, and the hiring of persons in charge of such organizations;

11. The employment and dismissal of senior management staff;

12. Decide on the establishment of branch organizations;

13. Decide on the disclosure of information related to the JV Company;

14. Determine the salary and benefits for senior management staff and reward plans for the management team of the JV Company;

15. Increase, decrease and transfer of the Registered Capital;

16. Any and all other affairs considered by the Board of Directors to be under its jurisdiction.

Article 35 The following issues shall only be determined through the unanimous approval of all Directors in attendance of a Board Meeting.

(1) Amendments to this Contract and the Articles of Association of the JV Company;

(2) Increase, decrease and transfer of the Registered Capital of the JV Company;

(3) The halting and resumption of production, dissolution, reorganization, merger, discontinuation and period extension of the JV Company;

(4) Pledging of the assets of the JV Company;

(5) The form of merger, separation and change of organization of the JV Company;

(6) Establishment of organizations under the Board of Directors;

(7) Approval of major investment projects;

(8) Other matters for which decisions require unanimous approval in Board Meetings as agreed by the Parties.

Article 36 Other matters shall be adopted with the simple majority approval of Directors attending a Board Meeting.

Article 37 The Chairman shall be the Legal Representative of the JV Company. If the Chairman cannot perform his duties for any reason, the Vice Chairman or another Director can be granted temporarily authorization to perform his duties or to represent the JV Company on his behalf.

The duties of the Chairman shall be:

1. Convene and preside over Board of Directors meetings;

2. Supervise and scrutinize the performance of Board resolutions;

3. Sign important documents for the Board and other documents requiring the signature of the JV Company's Legal Representative;

4. Exercise the powers of the Legal Representative;

5. Exercise special managing powers over JV Company affairs in compliance with laws and corporate interests under emergency situations arising from force majeure such as natural disasters, and report to the Board of Directors within ten days after such situations.

6. When the Board of Directors is not in session, it shall authorize the Chairman to represent the Board in exercising some of its duties, and offer guidance in coordinating operation and management efforts;

7. Other tasks given by the Board of Directors.

Article 38 The Board of Directors shall convene meetings at least once a year, to be convened and presided by the Chairman. If the

Chairman cannot fulfill his duties for a special reason, he shall appoint the Vice Chairman or another Director to convene and preside over the meetings. A provisional Board meeting may be convened if proposed by more than two Directors (at least three), or deemed necessary by the Chairman and the General Manager. Accountants, lawyers and other relevant persons may be hired to attend the meetings if necessary, but such attendees shall have no voting rights.

All Directors shall be notified 15 days before the appointed time of a Board Meeting. The Board of Directors may also adopt resolutions through correspondence.

Minutes shall be written for the meetings and signed by attendees for record keeping.

Article 39 Quorum and Rules of Procedure

 1. The quorum (i.e. minimum number of attendees) of a Board Meeting shall be three Directors, among which two shall be from Party B, one from Party C, otherwise the meeting shall be invalid. Directors who are unable to attend a Board Meeting may appoint someone else in writing to attend and vote on their behalf.

In the event that less than three Directors attended a Board Meeting, the meeting shall be adjourned and automatically postponed to 15 days hence at the same location. The meeting thus postponed shall be confirmed to have sufficient quorum regardless of the number of attending Directors, and shall be automatically granted authorization to conduct relevant affairs according to regular rules of procedures.

2. In the event that the position of Board Director becomes vacant,

the original appointing Party shall assign a successor for this Director for the remaining term of his office. The matter shall be reported to the original EAA for filing purpose.

3. The Board may adopt written resolutions without convening a meeting. However, such written resolutions shall first be unanimously approved through consultation by the Chairman and Vice Chairman, then issued to each and every Director of the Board for signed acknowledgement of receipt, and shall be adopted upon the written approval of more than half of the Directors (unless the resolutions require unanimous approval). A written resolution thus adopted shall have equal effect as if the resolution has been adopted through a Board meeting.

Directors may sign written resolutions in the form of facsimile or other written communication, and shall deliver the original signed document within 15 days of the signing to the legal address of the JV Company.

4. A written resolution adopted by the Board without convening a Board meeting shall require a signed summary of opinions by the Chairman or a Director authorized by the Chairman. The resolution shall be included in the Board of Directors minutes of the JV Company and stored at the Company's registered business location.

5. All legally adopted resolutions of the Board shall have legal binding powers over the Parties, who shall be obliged to strictly carry out the resolutions of the Board.

Chapter 11 Business Management Office

Article 40 The JV Company shall have one General Manager, one Vice General Manager, one Chief Financial Officer and one Chief Geological Engineer. These senior management staff shall be hired by the Board of Directors. Their terms of office shall be 3 years. They shall be responsible for the daily operation and management of the Company and be accountable to the Board. The General Manager shall be recommended by Party C and may not hold any concurrent position as general manager of another company. The Vice General Manager and the Chief Financial Officer shall be recommended by Party B, and the Chief Geological Engineer by Party C.

Article 41 The duties of the General Manager shall be to carry out the resolutions of the Board of Directors, and to organize and lead the daily business management of the JV Company. The Vice General Manager shall assist the General Manager in his work. Under the leadership of the General Manager, the Vice General Manager, Chief Financial Officer and Chief Geological Engineer shall fulfill their respective duties under the Board of Directors and the Contract and Articles of Association of the JV Company. They shall be accountable to the Board of Directors.

The General Manager shall exercise and be accountable for the following powers of office:

1. Presides over the production and business management of the JV Company;

2. Organize and implement the resolutions of the Board, and the annual plans and investment plans of the JV Company;

3. Draft plans for the establishment of internal management organizations for the JV Company;

4. Draft the rules and regulations of the JV Company;

5. Draw up the wages, benefits, rewards and disciplinary standards and measures for the JV Company;

6. Offer suggestions to the Board of Directors in the hiring or dismissal of the Vice General Manager, Chief Financial Officer, Chief Geological Engineer and staff in charge of branch offices;

7. Hire or dismiss employees whose employment do not require the decisions of the Board of Directors.

8. Attend Board meetings. General Managers who are not Directors shall have no voting rights on a Board meeting;

9. Suggest the convening of provisional Board meetings;

10. Other powers of office granted by the Articles of Association and the Contract of the JV Company.

Article 42 The Chief Financial Officer shall be appointed by Party B. The Chief Accountant shall be appointed by Party C.

Article 43 General Managers and other senior management staff who are unfit for their work or have engaged in malpractices for selfish ends or committed severe dereliction of duty shall be subject to dismissal through a resolution of the Board of Directors and be held legally responsible for the losses they have brought on the JV Company.

Chapter 12  Long-term Investment Projects and Mining Rights

Article 44 QSRD currently holds 26% of the equity of Zhong'ao Energy Company.

Article 45 Zhong'ao Energy Company is registered at Qinghai Administrative Bureau for Industry and Commerce, with a registered capital of RMB 50 million yuan. Its registered address is: 3/F, Management Committee Building, 38 Jinqiao Road, Economic and Technological Development Zone, Xining City, Qinghai Province. Scope of business: Mining operation. Legal Representative: Qiu Junfeng.

The other three shareholders of Zhong'ao are Qinghai Aokai Coal Development Group Co. Ltd., Qinghai Shengxiong Mining Co. Ltd. and Qinghai Coking Coal Industry (Group) Co. Ltd. Their share ratios are 30%, 22% and 22% respectively.

The Board of Directors of Zhong'ao consists of five Directors, among which one Director is appointed by QSRD. The Board of Supervisors consists of five Supervisors, among which one is appointed by QSRD. The General Manager is appointed from candidates recommended by QSRD.

Article 46 According to Qinghai provincial government and its relevant arrangements with Zhong'ao's four shareholders, the Exploration Licence for "Qinghai Muli Coalfield Jiangcang Diggings II Exploratory Block" (Licence No.: 6300000510066) held by QSRD shall be combined with the exploration licences held by the three other Zhong'ao shareholders to be integrated by Zhong'ao. After the integration, Zhong'ao shall apply for mining rights on behalf of its four shareholders.

After the completion of this Transfer, Party B, as the controlling shareholders in the JV Company, shall fulfill their responsibilities as controlling shareholders in accordance with the purpose of this Contract in assisting the JV Company to:

(1) facilitate the integration of Zhong'ao to consolidate the exploratory blocks separately held by its four shareholders, and give Zhong'ao full possession of all profits from these blocks; or

(2) acquire other exploratory blocks acceptable to the Parties of this Contract in order to continue with coal exploration, mining and coking operations; or

(3) acquire other resource development projects acceptable to the Parties of this Contract.

In the event that Party B have completed the work above, and Zhong'ao is obliged to carry out a subsequent coking project according to the requirement of the provincial government of Qinghai, if the JV Company, as a shareholder, approves this project, then Party C's total investment on this project shall be no less than RMB 500 million yuan. The actual investment shall be carried out pursuant to Article 26 of this Contract.

Article 47 After the completion of the JV Company's share transfer, adjustment shall be made to appointees sent to Zhong'ao as Director, Supervisor and General Manager in a timely manner. In principle, Party B shall assign Directors, and Party C shall assign Supervisors and General Managers.

Chapter 13 Sale of Products

Article 48 The sale of mineral products (including finished and semi-finished products, and their by-products) of the JV Company shall comply with Chinese policies, laws and regulations, and follow the principle of maximum profits.

Article 49 Products can be sold in China or to foreign countries through the following channels:

1. Directly sold to China and foreign countries by the JV Company;

2. In consideration of the advantageous position of Party A as a trader in domestic and foreign markets, the mining products and by-products of the JV Company shall be exclusively sold through Party A.

Parties agree that the highest priority shall be given to the channel of being exclusively sold through Party A under the same conditions.

Article 50 For the sale of products for domestic consumption or export, the JV Company may establish sales offices within China and qualify for exporter status subject to the approval of relevant Chinese government authorities.

Chapter 14  Purchase of Materials

Article 51 Under the same conditions, preference shall be given to Chinese suppliers when purchasing raw materials, equipment, fuels, accessories, transport vehicles and office supplies (collectively "materials") required by the JV Company.

Article 52 If the JV Company asks Party C to purchase advanced equipment from foreign markets, a purchase team shall be established through consultation with Party B, and the following procedures shall be followed:

1. Proposing an equipment purchase plan: The General Manager shall propose an equipment purchase plan according to work requirements, and based on sufficient review of domestic and foreign markets;

2. Purchase plan approval: The General Manager shall submit the equipment purchase plan to the Board of Directors 30 days before a Board meeting or on another date specified by the Board, and shall implement the plan after Board approval is granted.

3. Implementing the purchase plan: In principle, equipment purchase shall take the form of public bidding on the market. Equipment imported without going through the bidding process is subject to technological evaluation and price appraisal by Chinese business inspection authorities.

Article 53 The JV Company may not export products at prices obviously lower than what are reasonable for similar products in the international market, nor may they import materials at prices obviously higher than those of similar products in the international market.
　　Article 54 The JV Company, in importing or exporting commodities that require export permits or are under quota management, shall perform relevant application procedures according to applicable state regulations.

Chapter 15  Labour Management

Article 55 Plans for the hiring, dismissal, wages, labour insurance, social benefits, rewards and punishment of employees of the JV Company shall be discussed and drawn by the Board of Directors according to the Labour Administrative Regulations of the People’s Republic of China on Sino-Foreign Contractual Joint Ventures and its implementation regulations. The Legal Representative shall then conclude labour contracts with the employees on behalf of the JV Company to make specific agreements on labour relations, and shall submit such contracts to the local labour administrative authorities for filing purpose.

Article 56 The hiring, wages and treatment, social insurance and benefits, and standards of travel and accommodation expenses of the senior management staff recommended by the Parties shall be determined through discussion on meetings of the Board of Directors.

Chapter 16  Tax, Finance, Accounting and Auditing

Article 57 The JV Company shall pay taxes and fees in accordance with applicable Chinese laws.

Article 58 The employees of the JV Company shall pay personal income tax according to the Personal Income Tax Law of the People's Republic of China.

Article 59 The JV Company shall hire accountants registered in

China to check and examine its financial accounts, and report the results to the General Manager and the Board of Directors.

If the Parties have different opinions on the choice of accountants hired by the JV Company, they may hire appropriate accountants on their own at their own expense to conduct annual or special audits on the JV Company.

Article 60 The fiscal year of the JV Company shall begin on January 1 and end on December 31 of each year. All accounting vouchers, receipts, reports and books shall be written in Chinese.

Article 61 After the conclusion of each fiscal year of the JV Company, the General Manager shall, within three months, organize and compile the financial reports and profit distribution plan of the previous fiscal year, and submit them to the Board of Directors for review.

　　Article 62 The JV Company shall deposit the contribution amounts of all its Shareholders to a separate interest-bearing bank account specifically used for the project expenses of the JV Company, and for other reasonable expenses of the JV Company that have been approved by the Board of Directors.

　　The General Manager, during the course of performing his duties according to this Contract, may open, maintain and use other bank accounts for the JV Company that he believes to be necessary and convenient with the approval of the Board of Directors of the JV Company and under the supervision of the Chief Financial Officer.

　　Any foreign currency accounts of the JV Company shall be handled according to the relevant laws and regulations of the Chinese government.

The JV Company may use its business licence to open accounts in China in banks recognized by foreign exchange administrative authorities according to business needs. Under special circumstances, the JV Company may, subject to Board of Directors approval, open bank accounts outside China, unless so doing violates applicable Chinese laws.

Chapter 17  Profit Distribution

Article 63 The profit of the JV Company shall be distributed according to the actual shares of the Parties in the Company unless otherwise agreed in this Contract, in which case the profit shall be distributed in the agreed manner.

Article 64 The JV Company shall distribute profits once a year. A profit distribution plan and the profit distributable to the Parties shall be announced within three months after each fiscal year.

Article 65 No profit shall be distributed before losses suffered in the previous year has been recovered. Undistributed profit of the previous fiscal year may be included in the profit distribution for the next fiscal year.

Article 66 The JV Company may distribute profit to the Parties in cash or other ways jointly determined by the Parties through consultation, including but not limited to profit in the form of products.

Chapter 18  Term of the Joint Venture

Article 67 The term of the JV Company shall be thirty years, starting from the date on which it obtains its business licence.

Article 68 At the proposal of a Party, subject to the unanimous approval of the Board of Directors, the JV Company may apply to the relevant Chinese government EAA for extension of the term of joint venture six months before its expiry.

Chapter 19  Termination of the Joint Venture, Discontinuation and Asset Disposal

Article 69 The JV Company shall automatically terminate on the expiry date of its term of joint venture unless it has been granted permission to extend its term according to Article 68 of this Contract.

Article 70 With the unanimous approval of the Board of Directors, the JV Company may be terminated prematurely.

　　If any of the following events occurs, any Party of the Joint Venture may instruct the Director it assigns to the JV Company to request the Chairman to convene a Board meeting to determine if the JV Company should be terminated prematurely:

1. Any of the Parties or the JV Company has encountered a force majeure event or situation described in this Contract, leading to severe losses and the inability to continue operation, and the Parties or the Board of Directors of the JV Company have failed to reach a consensus through consultation or an agreement or resolution to resolve the issue;

2. The JV Company has incurred severe production and operation losses (aggregate losses accounting for more than 60% of its total investment) and as a result can no longer continue its operation;

3. Feasibility studies have proved that the mineral resources explored by the JV Company have no economic development value and no development prospects.

4. The JV Company can no longer operate due to the failure of one or more Parties to perform their obligations under the Contract and Articles of Association of the JV Company.

5. Other reasons for termination specified in the Contract and Articles of Association of the JV Company have occurred.

In the event of a situation described under Item 1, 2, 3 or 5 of the previous Article, the Board of Directors of the JV Company shall be responsible for making the decision and submitting it to the EAA for approval. In the event of a situation described under Item 4 of the previous Article, the Party or Parties who failed to fulfill its/their responsibilities under the Contract and Articles of Association of the JV Company shall be obliged to indemnify the observant Party or Parties for losses thus incurred; the observant Party or Parties shall be entitled to apply to the EAA for dissolution of the JV Company.

Article 71 The JV Company shall, at its termination upon expiry or premature termination, create a liquidation committee consisting of members appointed by the Parties to liquidate the assets, credits and debts of the JV Company according to statutory procedures pursuant to the applicable provisions of the Liquidation Procedures of Foreign-Funded Enterprises.

Payment of liquidation fees from the liquidated assets shall take precedence. Such liquidation fees shall include:

1. Fees required for the management, sale and distribution of liquidated Company assets;

2. Fees for public notices, litigation and arbitration;

3. Other fees payable during the liquidation process.

After priority liquidation fees have been paid from the liquidated assets, payment shall be made in the following order:

(1) Wages and labour insurance fees of JV Company employees;

(2) State taxes and administrative fees;

(3) Other debts;

(4) Debts, loans or other liabilities payable to the Parties by the JV Company.

After payment of liquidation fees and repayment of all debts, the JV Company shall distribute the remaining assets to the Parties according to their share ratios in the Company.

When transferring the mining rights and selling the assets of the JV Company, the Parties shall enjoy pre-emptive rights in such transfers and sales. The rights or assets shall be sold to the Party offering the highest price. Once the liquidation process of the JV Company is completed, the accounting vouchers, accounting books and financial statements of the JV Company shall be held by the Party with the highest share ratio at that time. The other Parties shall be entitled to keep copies of such information.

During the course of liquidation, if the assets of the JV Company is found to be insufficient to repay its debts, the liquidation committee shall perform the procedures stated in the Liquidation Procedures of Foreign-Funded Enterprises.

Procedures for cancellation of registration shall be performed at the administrative authorities for industry and commerce and the tax authorities at the termination upon expiry or premature termination of the JV Company.

Article 72 Liquidation issues not specified or not clearly specified in this Contract shall be handled pursuant to the relevant provisions of the Law of the People's Republic of China on Chinese-Foreign Contractual Joint Ventures and the Liquidation Procedures of Foreign-Funded Enterprises.

Chapter 20  Insurance

Article 73 The JV Company shall obtain its various insurances from insurance companies in China. The types, values and periods of insurance shall be determined by the JV Company and the Board of Directors through discussion in accordance with the regulations of China Insurance Regulation Commission.

Chapter 21  Confidentiality

Article 74  Unless the Parties have agreed otherwise, confidential information of the JV Company and the Parties shall include this Contract and the official copies or drafts of any of its associated documents submitted for approval, the Articles of Association of the JV Company, and the undisclosed information on the mining rights, exploration area, exploration operation and analytic data of the JV Company.

Article 75 No Party may disclose the confidential information mentioned in the previous Article to any third party without the prior approval of the other Parties, unless:

1. It is provided to another Party of this joint venture at its request;

2. The information is provided to a Party according to the law or stock exchange rules and regulations;

3. The information is provided to and required by financial institutions and other technological or business consultants arranged by the JV Company for application of loans or other financing. However, the latter must agree to undertake responsibility for maintaining the confidentiality of such information;

4. The information is provided to the technological consultants of the Parties, but limited to reasonable needs as required by the Parties to perform their duties in the JV Company;

5. The information is provided to relevant government authorities directly responsible for supervising the JV Company, or to other government authorities entitled to the collection of data on exploration and mining entities.

Article 76 A Party shall follow all relevant procedures required by Chinese law and conclude confidentiality agreements with the JV Company and the other Parties if it wishes to take confidential information abroad.

Article 77 The signing of this Contract and the content of this Contract may not be disclosed externally without the unanimous agreement of all Parties to this Contract with regard to the date and extent of such disclosure. This restriction does not apply to disclosure made by Party C, a listed company in Canada, in compliance with the requirements of Canadian securities regulation authorities.

Chapter 22  Amendment, Change and Dissolution of Contract

Article 78 Any amendment to this Contract and its Annexes shall not come into legal effect unless such amendment has been adopted in writing by the Parties and approved by the original EAA.

Article 79 The JV Company shall revise this Contract under one of the following circumstances:

1. The content of this Contract contravenes any revision of the Law of the People's Republic of China on Chinese-Foreign Contractual Joint Ventures or applicable laws and executive regulations;

2. Changes in the condition of the JV Company have caused discrepancies with the facts recorded in the Contract;

3. Directors in attendance of a Board of Directors meeting have reached a consensus to revise the Contract.

Article 80 If the Contract cannot be performed due to force majeure, or the JV Company suffers losses for consecutive years and is incapable of continuing operation, the Contract may be dissolved through the unanimous approval of the Board of Directors, subject to the approval of the original EAA.

Article 81 If the failure of a Party or the Parties to perform the obligations specified in the Contract or Articles of Association of the JV Company, or a serious breach of the Contract or Articles of Association, has caused the JV Company to be unable to carry on its business or achieve the business purposes specified in this Contract, the defaulting Party shall be regarded as having unilaterally dissolved the Contract. The observant Parties shall be entitled to demand compensation from the defaulting Party, and to request approval from the original EAA for dissolution of Contract in accordance with the requirements of the Contract. If the observant Parties agree to continue the business, the defaulting Party shall offer compensation for the economic losses incurred by the JV Company.

Article 82 In the event that the Contract and Articles of Association related to this Transfer cannot be approved by the applicable government authorities within the appropriate period, or the Qinghai provincial government refuses to grant permission to coal resource development under the mode of this Joint Venture, or the tasks agreed in Article 46 of this Contract cannot be completed despite the efforts made by Party A and Party B, any Party B and Party C may unilaterally propose the termination of Contract performance. The Contract shall be terminated on the day of receipt of such termination notice by the rest Party. Party A and Party B shall fully refund the paid Transfer Price to Party C or its approved affiliate within 15 days of the termination date of this Contract.

In the event that the termination of Contract caused by Party C, then any damage to Party A and/or Party B due to Party C, Party C shall compensate Party A and/or Party B for this damage.

Chapter 23 Default Liability

 Article 83 If the default of a Party to this Contract leads to the complete or partial failure of this Contract and its annexes to be performed, the defaulting Party shall undertake responsibility for breach of contract as required by this Contract and applicable laws. If more than one Party defaults, each Party shall separately undertake its own liability for its breach of contract.

Chapter 24  Force Majeure

Article 84 The failure of any Party to perform the obligations required by this Contract under the influence of force majeure shall not be regarded as a breach of contract. In the event that any Party or the JV Company encounters any delay in performing any of its obligations of the Contract due to force majeure, the time limit for the performance of such obligations can be deferred. Such deferred period shall include the delay due to force majeure and the time required for remedy.

 Article 85 The force majeure mentioned in the previous Article shall include the following: The law, statute, order or instruction of any government or nation issued legally or in other manners, destructive activities of public enemies, navigational risk, fire, flooding, hurricane, typhoon, earthquake, infectious disease, war (formally declared or otherwise), blockade, unforeseeable embargo or other adversary activities, riots, anarchy and other situations and events not caused by the fault or dereliction of duty of the Party claiming force majeure, and is unforeseeable and beyond the control of this Party.

Article 86 After a force majeure event, the Party claiming force majeure shall forthwith send notice to the other Parties to describe the cause and starting date of the force majeure, and provide relevant proof notarized by a notary organization.

The Parties shall make their best efforts to take all necessary measures to eliminate or reduce the effects of this force majeure. If a force majeure incident that severely affects the JV Company and its business cannot be eliminated within one year, each of the Parties shall be entitled to unilaterally propose a termination of Contract performance. The Contract shall be terminated on the day of receipt of such termination notice by the rest of the Parties. The Party claiming force majeure shall immediately notify the other Parties when the force majeure no longer exists.

Chapter 25  Governing Laws

Article 87 The making, effect, interpretation, performance and dispute resolution of this Contract shall be governed by the laws of China.

Article 88 If changes occur in Chinese laws or policies during the course of Contract performance that offer benefits or negatively affect any Party, such occurrences shall be handled by the Parties according to the following principles:

1. If law or policy changes are beneficial to the JV Company or any Party, the beneficiary Party shall actively apply for them. The Parties shall make their best efforts to ensure that such applications receive the approval of relevant government authorities.

2. If law or policy changes have negative effects on the JV Company or any of the Parties, the Parties upon receipt of written notice of the affected Party, shall consult and make necessary revisions to the Contract and any annex or document to protect the legal interests of the JV Company or the affected Party. However, such revisions must not lead to negative effects for the other Parties.

Chapter 26  Resolution of Disputes

Article 89 Efforts shall be made to resolve all disputes arising out of the interpretation or performance of, or in relation to, the agreements, contracts and Articles of Association of the JV Company through friendly consultation as a first resort. If the Parties fail to resolve a dispute through friendly consultation within 120 days of the dispute's occurrence date, any Party may submit the dispute to the China International Trade Arbitration Commission for arbitration according to the commission's arbitration regulations in effect at that time. The place of arbitration shall be Beijing,

China.

Article 90 The arbitration award shall be final and binding to all Parties.

Article 91 During the period of dispute resolution, the Parties of this Contract shall continue to perform the terms and conditions of the agreements, contracts and Articles of Association of the JV Company with the exception of the disputed terms and conditions.

Chapter 27  Language

Article 92 This Contract shall be written in Chinese and English respectively, and both shall be subject to the same interpretation. In case of discrepancies between the two versions, the Chinese version shall prevail.

Chapter 28  Effect of the Contract and Other Matters

Article 93 The following Annexes are essential components of this Contract:

Annex 1: Business Licence of the Joint Venture Company

Annex 2: The Exploration Licence for "Qinghai Muli Coalfield Jiangcang Diggings II Exploratory Block" (Licence No.: 6300000510066)

Annex 3: Title Certificate of the property located at 9/F, Building C, 24 Shengli Road, Xining City

Annex 4: Business Licence of Zhong'ao Energy Company

Annex 5: Share Transfer Contract

Annex 6: Audit Evaluation Report of QSRD Share Value

Annex 7: Existing agreements of Party A, Party B and QSRD with Qinghai Province.

Article 94 In the event that this Contract is construed differently from the Articles of Association of the JV Company, the applicable content of this Contract shall prevail.

Article 95 This Contract shall be concluded upon the signature (affixing of the seal) of the Legal Representatives of the Parties or their Authorized Representatives, and shall come into effect upon the approval of authorized EAA in China.

Article 96 The Parties may send notices in such formats as letter, telegram or fax. Notices sent in telegrams or facsimile that involve matters concerning the rights and obligations of the Parties shall be followed by mailed written notices. The legal addresses of the Parties shall be their mailing addresses.

Article 97 This Contract shall be written in 12 copies: 6 copies in Chinese, and 6 copies in English. Each of the three Parties shall hold 2 copies, the remaining 6 copies shall be used for company registration and other relevant procedures.

Article 98 This Contract is signed in Beijing China on Feb.26 , 2007 by the Legal Representatives of the Parties or their authorized representatives.